ORTHOGONAL THINKER, INC.

Unaudited Financial Statements For The Period Ended September 30, 2017

November 29, 2017



Independent Accountant's Review Report

To Management
Orthogonal Thinker, Inc.
Dover, DE

We have reviewed the accompanying balance sheet of Orthogonal Thinker, Inc. as of September 30, 2017, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 29, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ORTHOGONAL THINKER, INC.
BALANCE SHEET
SEPTEMBER 30, 2017
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ASSETS

CURRENT ASSETS

Cash	$	18,454
Accounts Receivable		16,752
Prepaid Expenses		17,632
TOTAL CURRENT ASSETS		52,838

NON-CURRENT ASSETS

Fixed Assets, Net	5,943
Less: Accumulated Depreciation	(637)
Intellectual Property	25,000
Investments	125,277
TOTAL NON-CURRENT ASSETS	155,583
TOTAL ASSETS	208,421

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	13,155
Accrued Expenses	18,667
TOTAL CURRENT LIABILITIES	31,822

NON-CURRENT LIABILITIES

Notes Payable	231,250
TOTAL LIABILITIES	263,072

SHAREHOLDERS' EQUITY

Common Stock (4,450,000 shares authorized, shares issued, and outstanding. $.0001 par value)	445
Retained Earnings (Deficit)	(55,096)
TOTAL SHAREHOLDERS' EQUITY	(54,651)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 208,421

ORTHOGONAL THINKER, INC.
INCOME STATEMENT
FOR THE PERIOD DECEMBER 20, 2016 - SEPTEMBER 30, 2017

Operating Income		
Income	$	92,896
Operating Expense		
Installation		30,831
General and Administrative		29,311
Rent		27,297
Lumber		24,587
Legal		18,884
Professional Fees		7,256
Auto Lease		4,106
Advertising and Promotion		2,102
Freight Costs		1,063
Depreciation		637
Product Research		247
Net Income from Operations		(53,426)
Other Income (Expense)		
Organizational Costs		(1,337)
Interest Expense		(750)
Reimbursements		417
Net Income	$	(55,096)

ORTHOGONAL THINKER, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD DECEMBER 20, 2016 - SEPTEMBER 30, 2017
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Cash Flows From Operating Activities

Net Income (Loss) For The Period	$	(55,096)
Depreciation Expense		637
Change in Accounts Receivable		(16,752)
Change in Prepaid Expenses		(17,632)
Change in Accounts Payable		13,155
Change in Accrued Expenses		18,667
Net Cash Flows From Operating Activities		(57,021)

Cash Flows From Investing Activities

Purchase of Fixed Assets	(5,943)
Purchase of Investments	(125,277)
Purchase of Intellectual Property	(25,000)
Net Cash Flows From Investing Activities	(156,220)

Cash Flows From Financing Activities

Issuance of Common Stock	445
Change in Notes Payable	231,250
Net Cash Flows From Financing Activities	231,695

Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		18,454
Cash at End of Period	$	18,454

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Orthogonal Thinker, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware, and Hawaii. The Company is an investment holding company that seeks to earn a long-term return for its shareholders on its portfolio of innovative development and early growth stage companies.

As of September 30, 2017, the Company has one wholly owned subsidiary under the name Boardbrokers Hawaii, Inc. This subsidiary operates as an online source for hardwood flooring.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Accounts Receivable are accounted for at cost. Management has not yet experienced any situations resulting in uncollectible amounts and does not believe that estimating allowance of doubtful accounts is materially applicable to their current situation.

Fixed Assets

The Company capitalizes fixed assets with a useful life of greater than one year, and a purchase price of more than $1,000. The Company calculates depreciation using the straight-line method over management's estimate of each asset's useful life.

<u>Intellectual Property</u>

The Company's intellectual property consists of a trademark to which the Company obtained usage rights in a legal settlement. Under the settlement, the Company is required to make four monthly payments to the original trademark holder totaling $25,000 through the end of 2017. The trademark has an indefinite useful life, and is not subject to amortization.

<u>Consolidation</u>

The Company consolidates entities that management considers the Company has acquired control of based on the percentage of stock owned or other factors acceptable under GAAP. As of September 30, 2017, Boardbrokers Hawaii, Inc. was the Company's only subsidiary which met criteria for consolidation in the Company's financial statements.

<u>Leases</u>

The Company occupies office space under an operating lease arrangement ending in December 2017. There are no future minimum payments due under the lease. There are no provisions for renewal, purchase options, and/or escalations clauses related to the lease.

<u>Income Taxes</u>

After one fiscal year, Company will be subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the States of Delaware, and Hawaii.

NOTE C- NOTES PAYABLE

The Company has convertible notes outstanding that will mature in February of 2019 ("the Notes"). The Notes accrue interest at the rate of 1% per annum. The aggregate principal amount of the loans is $230,500. At maturity, the Notes may be converted to newly issued shares of stock at a rate to be determined. The newly issued stock will carry no voting rights.

NOTE D- INVESTMENTS

The Company's investments include: Airbnb, Confident Cannabis, Aquila Services Inc, Christina Seeds Inc, Kitchen Nation, and Surya Spa. The Company consolidated only its wholly owned subsidiary, Boardbrokers Hawaii, Inc. Since the subsidiary is wholly owned and has commenced operations resulting in net income, control of Boardbrokers Hawaii, Inc. can reasonably be considered to have a material effect on the Company's financial statements.

The Company reports unconsolidated investments using the cost-method under FASB ASC 325-20-50. The fair value of cost method investments is not estimated because it is not practicable to do so, and because the Company is exempt from the requirement to estimate fair values of its unconsolidated investments under FASB ASC 825-10. The values of cost-method of investments are periodically tested for impairment. As of September 30, 2017, the Company had recognized no impairment losses related to its unconsolidated investments.

NOTE E- OPTIONS

The Company has authorized up to 550,000 options that are convertible into one share of common stock each. As of September 30, 2017, no options had been issued.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 29, 2017, the date that the financial statements were available to be issued.